Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 670 10 38 I www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

03032990

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING RECEIVED OCT 28 2003 WASH. D.C. 188 SECTION

Murten, 22.10.2003
Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 670 10 38

Rule 12g3-2(b) File No. 82-4810

SUPPL

Dear Sirs,

The enclosed press release as well as the letter to shareholders are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Very truly yours,

Preben Sundenaes
Group Finance Director

10/31

Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Press Release

Saia-Burgess increases turnover

In the first nine months of 2003 the Saia-Burgess Group increased turnover by 1.8 percent to CHF 360.3 million (same period for previous year: CHF 353.8 million); after adjustment for currency exchange rates, turnover rose by 4.4 percent or CHF 15.5 million. The EBITA took a CHF 2.2 million reduction from currency effects and came in at CHF 27.1 million (32.0 million).
Saia-Burgess expects that turnover will exceed CHF 480 million (CHF 468.9 million) for the business year 2003.

Organic and acquisition-related sales growth

The satisfactory increase in turnover, after adjustment for currency effects, of 4.4 percent is composed of 2.2 percent organic growth and acquisition-related growth of 2.2 percent. TH-Contact contributed CHF 6.4 million (since 1st January, 2003) and Cetronic (since 1st July, 2003) CHF 1.3 million towards the increase in sales. Saia-Burgess acquired the remaining 80 percent of the shares in Cetronic AG with effect from the 1st July 2003.
The EBITA (Earnings Before Interest, Tax and Amortisation) of CHF 27.1 million, includes the negative effect of currency fluctuations of CHF 2.2 million. In addition, a change in the product mix led to increased material costs which were only able to be partially offset by on-going cost controls. Initial costs of approximately CHF 1.5 million were also incurred in conjunction with production start-up for various projects.
The group posted a net profit of CHF 14.4 million (CHF 17.5 million).
Net debt, which the group succeeded in reducing to CHF 99.8 million as at 30th September 2003 (30th June 2003: CHF 119.4 million) demonstrated a positive trend.
The build-up of the Saia-Burgess wholly owned subsidiary in Guangzhou (China) is progressing according to plan. With effect from the 1st July 2003 Saia-Burgess reduced its 50 percent stake in the Chinese firm of Burgess-Defond Manufacturing Ltd. to 25 percent.

Automotive Division reports further increase

After adjustment for currency effects, the Automotive Division reported a 4.9 percent increase in turnover during the first nine months. The start-up of production for various projects gave rise to initial costs which temporarily reduced the Division's gross profit although this will recover over the coming quarters as full production commences. At the end of September the expanded plant in Hatvan (Hungary) was commissioned into operation to cope with major new orders received, with a doubling of its manufacturing capacity for switches and switch subsystems. On the basis of the current client project planning the overall indications for the Automotive Division for the coming quarters point to a positive development of business.

The turnover of the Industry Division rose by 4.3 percent compared with the same period in the previous year, after adjustment for currency effects. This figure also includes the turnover of TH-Contact and Cetronic achieved during the course of this year. The Industry Division, with almost 40 percent of its sales being generated in North America, was hit particularly hard by the trend in the exchange rate of the USD. The Industry Division reported a slight increase in gross profits and maintained its gross margin compared with the same period in the previous year. The Division's business development in Europe is showing a satisfactory trend. In North America, increased investment in the industrial area leads us to anticipate a revival in the market over the coming quarters.

Despite difficult conditions the Controls Division posted a 3.6 percent increase in turnover compared with the same period in the previous year, after adjustment for currency effects. Thanks to the updating of its technology and product portfolio, the Controls Division, which focuses on the processing controls and infrastructure automation market areas in Europe, will be in a position to generate a positive development in earnings in the future even if there is a delay in the economic upturn.

Outlook

The Saia-Burgess Group forecasts that turnover will exceed CHF 480 million (2002: CHF 468.9 million) for the year 2003. In view of the continuing absence of an impetus from an improved economic environment and as a result of the continuing negative currency effects, the Saia-Burgess Group anticipates an EBITA margin of around 7.5 percent. For 2004, Saia-Burgess expects the start-up of various new projects to produce a positive development.

Murten, 21st October 2003

Further information

Contact person for shareholders, Media and analysts:
Valeria Poretti-Rezzonico, Head of Corporate Communications
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telefon +41 26 672 72 04, Fax +42 26 670 10 38
www.saia-burgess.com

Saia-Burgess Group

Saia-Burgess whose headquarters are in Murten, Switzerland has its own production locations in Europe, North America and Asia. The Group focuses on strong growth segments in the automotive and industrial areas, and on building automation. The product emphasis is on the development and production of switches, sensors, motors, solenoids, electronic controllers and subsystems. In the 2002 financial year, Saia-Burgess, which is quoted on the SWX, achieved sales of CHF 468.9 million.

Agenda

03.02.2004	Publication of sales figures 2003
23.03.2004	Presentation of results to media and investors
05.05.2004	Annual General Meeting in Murten

Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

Letter to Shareholders

Murten, October 21, 2003

Saia-Burgess increases turnover

Dear shareholder,

We are pleased to inform you that in the first nine months of 2003 Saia-Burgess increased turnover by 1.8 percent to CHF 360.3 million (same period for previous year: CHF 353.8 million); after adjustment for currency exchange rates, turnover rose by 4.4 percent or CHF 15.5 million. The EBITA took a CHF 2.2 million reduction from currency effects and came in at CHF 27.1 million (32.0 million).

Organic and acquisition-related sales growth
The satisfactory increase in turnover, after adjustment for currency effects, of 4.4 percent is composed of 2.2 percent organic growth and acquisition-related growth of 2.2 percent. TH-Contact contributed CHF 6.4 million (since 1st January, 2003) and Cetronic (since 1st July, 2003) CHF 1.3 million towards the increase in sales. We acquired the remaining 80 percent of the shares in Cetronic AG with effect from the 1st July 2003.
The EBITA (Earnings Before Interest, Tax and Amortisation) of CHF 27.1 million includes the negative effect of currency fluctuations of CHF 2.2 million. In addition, a change in the product mix led to increased material costs which were only able to be partially offset by on-going cost controls. Initial costs of approximately CHF 1.5 million were also incurred in conjunction with production start-up for various projects.
We posted a net profit of CHF 14.4 million (CHF 17.5 million).
Net debt, which we succeeded in reducing to CHF 99.8 million as at 30th September 2003 (30th June 2003: CHF 119.4 million) demonstrated a positive trend.
The build-up of our wholly owned subsidiary in Guangzhou (China) is progressing according to plan. With effect from the 1st July 2003 we reduced our 50 percent stake in the Chinese firm of Burgess-Defond Manufacturing Ltd. to 25 percent.

Automotive Division reports further increase
After adjustment for currency effects, the Automotive Division reported a 4.9 percent increase in turnover during the first nine months. The start-up of production for various projects gave rise to initial costs which temporarily reduced the Division's gross profit although this will recover over the coming quarters as full production commences. At the end of September the expanded plant in Hatvan (Hungary) was commissioned into operation to cope with major new orders received, with a doubling of its manufacturing capacity for switches and switch subsystems. On the basis of the current client project planning the overall indications for the Automotive Division for the coming quarters point to a positive development of business.

T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

The turnover of the Industry Division rose by 4.3 percent compared with the same period in the previous year, after adjustment for currency effects. This figure also includes the turnover of TH-Contact and Cetronic achieved during the course of this year. The Industry Division, with almost 40 percent of its sales being generated in North America, was hit particularly hard by the trend in the exchange rate of the USD. The Industry Division reported a slight increase in gross profits and maintained its gross margin compared with the same period in the previous year. The Division's business development in Europe is showing a satisfactory trend. In North America, increased investment in the industrial area leads us to anticipate a revival in the market over the coming quarters.

Despite difficult conditions the Controls Division posted a 3.6 percent increase in turnover compared with the same period in the previous year, after adjustment for currency effects. Thanks to the updating of its technology and product portfolio, the Controls Division, which focuses on the processing controls and infrastructure automation market areas in Europe, will be in a position to generate a positive development in earnings in the future even if there is a delay in the economic upturn.

Outlook

We forecast that turnover will exceed CHF 480 million (2002: CHF 468.9 million) for the year 2003. In view of the continuing absence of an impetus from an improved economic environment and as a result of the continuing negative currency effects, we anticipate an EBITA margin of around 7.5 percent. For 2004, we expect the start-up of various new projects to produce a positive development.

Please also visit us on our home page under www.saia-burgess.com where you will find updated information about our Group.

Thank you very much for your confidence in Saia-Burgess.

Yours faithfully,

A. Ocskay

Andreas Z. Ocskay
Chairman of the Board of Directors

Daniel Hirschi
Chief Executive Officer

Agenda

03.02.2004	Publication of sales figures 2003
23.03.2004	Presentation of results to media and investors
05.05.2004	Annual General Meeting in Murten